Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES TO RAISE $900 MILLION
IN COMMON SHARE OFFERING
Preliminary Prospectus Filed for $450 Million Base Public Offering
Concurrent $450 Million Placement to Brookfield Asset Management
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, August 11, 2009 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission, and a preliminary short form prospectus with the securities regulatory authorities in all provinces of Canada, in connection with a proposed public offering. It is anticipated that the company will issue to the public approximately US$450 million in common shares and grant the underwriters the option to purchase up to an additional 15% of the base offering size. Brookfield Asset Management (BAM: NYSE, TSX), which currently has an approximate voting interest in Brookfield Properties of 51%, intends to purchase common shares from Brookfield Properties concurrent with the proposed public offering in order to maintain its voting interest.
The proceeds from this offering will be used for general corporate purposes, including without limitation, the refinancing of indebtedness and investment purposes.
RBC Capital Markets, Citi, Deutsche Bank Securities and TD Securities will act as joint book-running managers and underwriters for the proposed public offering. The final terms of this offering will be determined by negotiation between Brookfield Properties and the underwriters at the time of pricing which is expected to occur tomorrow.
A written prospectus relating to the offering may be obtained from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260).
The Form F-10 registration statement relating to the common shares has not yet become effective. The common shares to be issued under this offering may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus is obtained. This news release shall not constitute an offer to sell or the solicitation for an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com
Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.